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                 July 1, 2021

       Travis C. Mickle
       President, Chief Executive Officer and Chairman of the Board
       KEMPHARM, INC
       1180 Celebration Boulevard, Suite 103
       Celebration, FL 34747

                                                        Re: KEMPHARM, INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 25, 2021
                                                            File No. 333-257433

       Dear Dr. Mickle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Celeste Murphy at (202) 551-3257 or Fredrick Philantrope at (202) 551-
       6875 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Matthew P. Dubofsky,
Esq.